



Nishadha Fonseka · 3rd

Co Founder / Executive Vice President - Operations & HR / Certified Lead Systems Architect at EvonSys

Wilmington, Delaware, United States · **Contact info**

500+ connections

 EvonSys

 University College Dublin

Experience


Co Founder / Executive Vice President - Operations & HR / Certified Lead Systems Architect
EvonSys
Aug 2015 - Present · 6 yrs 7 mos
Wilmington, Delaware


Pega Lead Systems Architect
Covance
May 2015 – Aug 2015 · 4 mos
Princeton, New Jersey


Software Architect
Virtusa
May 2000 – Jul 2015 · 15 yrs 3 mos
United States


Pega Lead Systems Architect
Cigna
Sep 2014 – Apr 2015 · 8 mos
United States


Pega Lead Systems Architect
Citi
Feb 2008 – Apr 2014 · 6 yrs 3 mos
United States

See all 17 experiences